Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders

For the First Quarter ended

March 31, 2006

Rio Narcea

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE FIRST QUARTER ENDED MARCH 31, 2006

(All dollar amounts in U.S. currency unless otherwise stated)

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the first quarter ended March 31, 2006 (refer to note 2 of the unaudited interim consolidated financial statements) and Management’s Discussion and Analysis for the year ended December 31, 2005. The date of this Management Discussion and Analysis is May 10, 2006.

First Quarter Highlights

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Revenues of $47.4 million, of which $27.2 million come from nickel operations.

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Net income of $2.9 million, after a derivatives loss of $9.7 million arising from project debt arrangements.

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Cash provided by operating activities of $1.8 million, including $6.3 million provided by nickel operations and $4.3 million used in gold operations. Cash provided by operating activities before changes in working capital of $12.1 million(a).

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$34.7 million held in cash and cash equivalents.

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Production from Aguablanca of 3.5 million pounds of nickel and 3.4 million pounds of copper. Sales of 3.9 million pounds of nickel at a cash cost of $2.86 per pound(a).

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Construction of Tasiast project continues on time and on budget.

(a) Refer to Non-GAAP measures section

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported a net income for the first quarter of 2006 of $2.9 million or $0.02 per share compared to a net loss of $15.3 million and $0.10 per share in the same period of 2005. This net income includes a derivative loss of $9.7 million, mainly as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company in connection with the project finance of the Aguablanca project.  Revenues, from gold operations, were $20.2 million for the first quarter of 2006 (of which $13.1 million were sales from Nalunaq ore) compared to $9.0 million (there were no sales of Nalunaq ore during the first quarter of 2005) in the same period last year. Revenues from nickel operations amounted to $27.2 million for the first quarter of 2006 (no revenues from nickel operations in the same period of 2005). Operating cash flow provided by nickel operations in the first quarter of 2006 contributed to positive operating cash flow of $1.8 million for the quarter compared to negative $10.6 million in the same period of the prior year.

Selected Quarterly Information

($000 except where stated)

	Three Months Ended March 31, (a)
	2006	2005
Revenues	47,401	9,030
Net income (loss)	2,906	(15,329)
Net income (loss) per share – basic	0.02	(0.10)
Net income (loss) per share – diluted	0.02	(0.10)
Cash flow provided by (used in) operating activities	1,832	(10,591)

(a) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below).

	March 31, 2006	December 31, 2005
Cash and cash equivalents	34,742	53,624
Total assets	265,872	249,217
Long-term debt	12,107	15,982
Dividends declared per share	-	-

Refer Results of operations – Consolidated section below for discussion of causes of period to period variations.

Summary of Quarterly Results

($000 except where stated)

	2006 (a)	2005 (a)				2004 (a)
	1Q	4Q	3Q	2Q	1Q	4Q (b)	3Q	2Q
Revenues	47,401	34,131	30,070	32,269	9,030	16,026	19,349	14,120
Net income (loss)	2,906	(12,369)	(9,048)	(5,379)	(15,329)	(31,366)	(6,379)	(288)
Net income (loss) per share – basic	0.02	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)	(0.00)
Net income (loss) per share – diluted	0.02	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)	(0.00)
Cash flow provided by (used in) operating activities	1,832	11,528	6,255	1,773	(10,591)	(3,354)	4,610	2,702

(a) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below).

(b) Includes a write-down of $28.4 million.

The Company commenced production at its Aguablanca nickel mine in early 2005. Sales increased significantly from the second quarter of 2005 onward.

Review of Mining Operations – Gold

El Valle and Carlés Gold Operations

During the first quarter of 2006, the Company’s own underground gold operations produced 13,467 ounces of gold at a cash cost of $539 per ounce as compared with 23,435 ounces of gold at a cash cost of $443 per ounce in the same period of 2005 (refer to Non-GAAP measures section). The El Valle plant processed 87,354 tonnes of the Company’s own ore at an average gold grade of 5.2 g/t, compared with 145,117 tonnes with an average grade of 5.5 g/t gold in the prior year period. Recoveries averaged 92.3% in the first quarter of 2006 compared to 91.9% a year earlier. In addition, the plant processed 33,993 tonnes of Nalunaq ore during the first quarter of 2006 (28% of plant capacity); no Nalunaq ore had been treated during the same period of 2005.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the “change of land use” required to develop the Salave gold project (refer to Review of Development and Feasibility Stage Gold Projects – Salave Gold Project section below) located some 70 km west of the El Valle. The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, with improved economics.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate on September 30, 2006. The Company expects that two additional shipments of Nalunaq ore will be processed during 2006.

Summary of El Valle and Carlés Gold Operations

	Three Months Ended March 31
	2006			2005
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore (b)	Total
Tonnes of ore milled	87,354	33,993	121,347	145,117	-	145,117
Grade (g/t)	5.2	21.7	9.8	5.5	-	5.5
Recovery (%)	92.3	96.2	93.4	91.9	-	91.9
Gold production (oz)	13,467	22,798	36,265	23,435	-	23,435
Cash cost ($/oz)(a)	539	525	530	443	-	443

(a) Refer to Non-GAAP measures section

(b) There was no processing of Nalunaq ore in the first quarter of 2005.

El Valle Gold Mine

The Boinás zone within the El Valle operation produced 39,530 tonnes of underground ore grading 3.8 g/t gold and 1.4% copper during the quarter. Mining at Boinás will concentrate in the open stope area, where all development is in place. Mining in the cut and fill area has been discontinued, since it was clearly uneconomic.

Carlés Gold Mine

At the Carlés mine, 36,450 tonnes of underground ore grading 3.6 g/t gold and 0.7% copper were mined from the Carlés East deposit.  Some equipment was mobilized during the quarter from Boinás to Carlés in order to raise production to 16,000 tonnes per month.

Review of Mining Operations – Nickel

Aguablanca Nickel Operations

The Company produced 3.5 million pounds of nickel and 3.4 million pounds of copper during the first quarter of 2006, from processing 314,730 tonnes of ore. Head grades during the quarter were 0.68% and 0.54% for nickel and copper, respectively, and recoveries amounted to 75.4% and 90.9%, respectively.

Throughput improved 15% during the first quarter of 2006 compared to the fourth quarter of 2005. Nickel head grade dropped from 0.86% in the fourth quarter of 2005 (and an average of 0.76% during year 2005) to 0.68% during the first quarter of 2006. Mine head grades continued to reconcile well to the ore block model for the open pit, which has an average grade of 0.66% nickel and 0.46% copper for the life of mine.

During the first quarter of 2005, as part of the commissioning process, the Aguablanca nickel mine produced 1.6 million pounds of nickel and 1.8 million pounds of copper, from processing  179,445 tonnes of ore.

Operating Results

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Ore milled (tonnes)	314,730	179,445
Nickel head grade (%)	0.68	0.69
Copper head grade (%)	0.54	0.57
Nickel recovery (%)	75.4	58.4
Copper recovery (%)	90.9	82.1
Nickel production (000 lb)	3,541	1,561
Copper production (000 lb)	3,412	1,763

Since January 1, 2006, the plant has been treating an average of approximately 180 tonnes per hour (“Tn/h”), which corresponds to annual throughput of approximately 1.5 million tonnes. Further increases up to 235 Tn/h should be achievable during the year. Grades of nickel and copper in the bulk concentrate during the first quarter of 2006 were 7.2% nickel and 6.8% copper, compared to 6.6% nickel and 5.2% copper during the fourth quarter of 2005.

Mine production has performed well during the quarter, with mining rates conforming to plant production.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Procurement for the project is 84% completed, including all major and critical equipment.

Construction of the project continues to be on time and on budget and it is expected to be completed during the first half of 2007, with first gold production expected in 2007.

The project will be financed by a combination of project debt, the Company’s existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45.0 million debt facility for the construction of the project.

Salave Gold Project

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from various departments of the Asturian Government, among others, the approval for construction of a bio-heap leach pilot plant, a mining and archaeological permit for the extraction of the open-pit ore to feed the pilot plant and the expropriation of farm land and its dedication to mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Projects

On February 1, 2006, the Company appointed Dr. Carl Hering Senior Vice President Exploration and Business Development.  Under his leadership the Company is reviewing options for exploration of its very large land packages both in the southern Iberian Peninsula and Mauritania.  Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea’s future growth in shareholder value.

Ossa Morena (Spain and Portugal)

Recent exploration work in the regional area focused on the evaluation of nickel and gold stream sediment anomalies that were obtained from a new geochemical survey.  In addition, continued evaluation of the Guijarro-Chocolatero gold project has outlined new targets.  Guijarro-Chocolatero is one of several gold targets along the Bodonal-Cala gold belt where the Company has been evaluating potential for large iron-copper-gold systems.

The Company is also discussing potential agreements for further exploration on the previously identified nickel targets in the Ossa Morena zone with a number of companies.

Mauritania

A preliminary review of the exploration database on the Company’s extensive 16,000 square kilometres land position in Mauritania has indicated that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host gold as well as nickel mineralization.

On one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic – ultramafic bodies.  One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

The Company is planning to commence active exploration on its Mauritanian land holdings in the later half of 2006.

Corcoesto (Spain)

In March 2005, the Company entered into a Joint Venture agreement with Kinbauri Gold Corporation (“Kinbauri”) under which Kinbauri can earn up to a 65% interest in the project by expending €4.0 million (US$ 4.8 million) over five years.  In 2005 Kinbauri conducted 2,245 metres of core drilling in 12 holes.  The second phase of the exploration program began in late January, comprising additional soil geochemistry, trenching and core drilling.  The drilling program is currently in progress with two rigs operating. Results of the initial drill holes have been reported by Kinbauri.

El Valle (Spain)

The only gold exploration carried out by the Company at or near the El Valle mine is in “Area 107”, located close to the existing underground operations.  Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone.  The mineralization remains open at depth and along strike.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has other exploration agreements to conduct exploration programs on its properties with C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in Navelgas belt – Asturias, Spain). The results of the exploration efforts under these other agreements are reported by each partner.

Results of Operations

Consolidated

The Company generated a net income of $2.9 million ($0.02 per share) for the three months period ended March 31, 2006, compared to a net loss of $15.3 million ($0.10 per share) in the same period of 2005. A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Gold operations

Gold operations incurred a net loss of $3.2 million in the first quarter of 2006 compared to a loss of $3.2 million in the same period of 2005.

Revenues – The Company’s revenues from its own gold operations in the first quarter of 2006 decreased to $7.1 million from $9.0 million in the same period of 2005. The reduction was due to the lower gold production from own operations as a result of lower plant throughput and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations), despite the higher gold market prices.

In addition, the Company obtained revenues of $13.1 million in the three months period ended March 31, 2006 from sales of gold produced under the Nalunaq agreement (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations). There were no sales under the Nalunaq agreement in the same period of 2005.

The average realized gold price was $527 per ounce in the first quarter of 2006, up from $396 per ounce in the same period of 2005. The average spot gold price in the first quarter of 2006 was $554 per ounce versus $427 per ounce for the same period in 2005.

A reconciliation of gold sales in the consolidated statements of operations and deficit is as follows:

	Three Months Ended March 31,
	2006		2005
	$000	$/ounce	$000	$/ounce
Realized gold sales	19,126	527	9,285	396
Deferred derivatives loss	(350)	(10)	(365)	(15)
Gold sales (a)	18,776	517	8,920	381

Average spot price		554		427
Production (ounces)		36,265		23,435

(a)  Refer to note 13 of the unaudited interim consolidated financial statements.

Cost of sales – Gold operations – Cost of sales of gold operations for the Company’s own operations decreased to $8.0 million in the first quarter of 2006 from $9.6 million in the same period of 2005. This reduction in cost of sales was lower than the reduction in sales from own gold operations, thus reflecting increased unit costs.

Mine costs at gold operations amounted to $5.6 million in the first quarter of 2006, compared to $6.8 million in the same period of 2005; however, mine production from El Valle and Carlés mines was 75,980 tonnes at 3.7 grams per tonne in the three months period ended March 31 2006 (9,038 ounces of gold contained), compared to 64,408 tonnes at 4.2 grams per tonne in the same period of 2005 (8,697 ounces of gold contained). Plant expenses, including treatment of Nalunaq ore, amounted to $2.9 million in the first quarter of 2006 compared to $3.6 million in the same period of 2005, while plant throughput was lower at 121,347 in the first three months period ended March 31, 2006 compared to 145,117 tonnes in the same period of 2005, resulting in plant expenses decreasing, from $24.80 per tonne in the first quarter of 2005 to $23.90 per tonne in 2006.

Cash costs per ounce (refer to Non-GAAP Measures section) from own operations amounted to $539 per ounce in the first quarter of 2006, compared to $443 per ounce in the same period of 2005. In Euros, the functional currency of the operating mines, cash costs increased to €448 per ounce in 2006, compared to €368 per ounce in 2005.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Cost of sales – Gold operations – Nalunaq (refer to note 14 of the unaudited interim consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $12.4 million in the first quarter of 2006. There was no Nalunaq ore treated during the first quarter of 2005. These costs are basically comprise the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of a milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations have increased to $1.0 million in the first quarter of 2006 from $0.2 million in the same period of 2005. The reason for this variation is the low level of reserves remaining in respect of the El Valle and Carlés gold operations, which are currently the only operating gold projects of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $0.8 million in the first quarter of 2006, compared to the $1.1 million incurred in the same period of 2005.

Administrative and corporate expenses – Administrative and corporate expenses were $0.4 million in the third moths period ended March 31, 2006, lower than the $0.6 million incurred in the same period of 2005.

Accrual for closure of El Valle and Carlés – In the first quarter of 2006, the Company recorded an additional accrual of $0.2 million in relation to the decision to close the El Valle and Carlés gold operations during 2006.

Foreign currency exchange gain (loss) – The Company made a foreign exchange gain of $0.2 million during the first quarter of 2006 compared to a loss of $0.2 million in the same period of 2005, primarily resulting from the stronger Euro versus the US$ and its effect on the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expenses and amortization of financing fees were $0.3 million in the first quarter of 2006 compared to $0.1 million in the same period of 2005.

Derivatives loss – The Company incurred a loss of $0.5 million in relation to gold derivative financial instruments, due to the higher gold market price, which was $513 per ounce as at December 31, 2005 and $582 as at March 31, 2006. The loss for the period is a non-cash loss due to the mark-to-market of the derivative instruments. No derivative financial instruments have matured in the first quarter of 2006. As at March 31, 2006, the gold derivatives of the Company (excluding offset transactions) included puts of 96,380 ounces and forwards sales of 7,751 ounces (refer to note 11 of the unaudited interim consolidated financial statements).

Nickel operations

Nickel operations produced a net income of $6.1 million in the first quarter of 2006 compared to a loss of $8.7 million in the same period of 2005. However, since there were no sales in the first quarter of 2005, the results for 2006 and 2005 are not comparable. This net income for the first quarter of 2006 included a derivatives loss of $9.2 million, related to the copper derivative financial instruments entered into as a requirement for the Aguablanca project debt. The copper price increased from $2.08 per pound as at December 31, 2005 to $2.48 per pound as at March 31, 2006, resulting in a decrease in the fair value of the derivatives.

Nickel sales – During the first quarter of 2006, the Company obtained revenues of $27.2 million. There were no nickel sales during the same period of 2005. As at March 31, 2006, there are 6.0 million pounds of nickel whose price had not been finally determined and for which the nickel forward prices were used.

The average realized nickel price was $6.98 per pound sold in the first quarter of 2006. The average spot nickel price in the first quarter of 2006 was $6.72 per pound.

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 14 of the unaudited consolidated financial statements) amounted to $9.4 million in the three months period ended March 31, 2006.

Cash costs per pound (refer to Non-GAAP Measures section) amounted to $2.86 per pound in the first quarter of 2006. In Euros, the functional currency of the operating mines, cash cost amounted to €2.37 per pound. Cash cost per pound for the fourth quarter of 2005 was $2.75 (€2.31 per pound).

Cash costs include charges for mining ore and waste associated with current period production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Depreciation and amortization expenses – Depreciation and amortization expenses for the nickel operations have increased, to $1.9 million in the first quarter of 2006 from $0.9 million in the same period of 2005. The increase is due to the higher nickel production, since most of the assets are depreciated and amortized on a unit-of-production basis.

Exploration costs – Exploration costs related to nickel projects were $0.5 million in the first quarter of 2006 compared to $0.8 million in the same period of 2005. As in previous years, nickel exploration is primarily related to the exploration permits in the Ossa Morena region (southern Spain and Portugal).

Foreign currency exchange gain (loss) – The Company made a foreign exchange gain of $0.3 million during the first quarter of 2006 compared to a loss of $1.7 million in the same period of 2005, resulting from the stronger Euro versus the US$ and its effect from the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expense and amortization of financing fees amounted to $0.1 million in the first quarter of 2006 ($0.1 million in the same period of 2005). Although the $30.0 million project debt was drawn down, interest was capitalized as part of the project capital expenditures of Tasiast.

Derivatives loss – The Company incurred a loss of $9.2 million in relation to the copper derivative financial instruments, resulting from the higher copper price of $2.48 per pound as at March 31, 2006 and $2.08 as at December 31, 2005. The loss for the quarter comprised a $5.9 million non-cash loss due to the mark-to-market of the derivative instruments and a $3.3 million cash loss incurred on settlement of the derivatives that matured in 2006, resulting from current project debt arrangements.

Corporate operations

Corporate operations incurred a net loss of $0.0 million in the first quarter of 2006 compared to a loss of $3.4 million in the same period of 2005. The main factor that led to the decrease in losses was the foreign currency exchange gain of $0.5 million incurred during the year, resulting from the parent company holding cash and cash equivalents in Euros that mitigated the general administrative and corporate expenses.

Administrative and corporate expenses – Administrative and corporate expenses decreased to $0.7 million in the first quarter of 2006 from $1.1 million in the same period of 2005.

Foreign currency exchange gain (loss) – During the first quarter of 2006, the Company incurred a foreign currency exchange gain of $0.5 million (2005 – loss of $2.6 million) in its corporate activities, resulting from the effect of the stronger Euro versus the US$ over the cash and cash equivalents held in Euros.

Refer to note 12 of the unaudited interim consolidated financial statements for a detail of the Company’s consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents decreased to $34.7 million as at March 31, 2006, from $53.6 million as at December 31, 2005. Operating cash flows were $1.8 million in the first quarter of 2006 and the exercise of stock options provided an additional $0.9 million; however the decrease in cash and cash equivalents during the period was due to the significant investing expenditures totalling $15.4 million, (of which $2.8 million was related to Aguablanca, $11.4 million to Tasiast, $0.1 million to El Valle and Carlés and $1.1 million to other investments), the net repayments of bank loans that amounted to $7.0 million, and the positive effect of the stronger Euro versus US$ on the cash and cash equivalents held in Euros that amounted to $0.7 million.

Operating activities –

In the three months period ended March 31, 2006, cash provided by operating activities amounted to $1.8 million compared to negative $10.6 million in the same period of 2005. In 2006, nickel operations were the key factor in obtaining positive operating cash flows ($6.3 million), with gold operations using $4.3 million and corporate operations using $0.2 million.

Investing activities –

Investing activities consumed $15.4 million in the first quarter of 2006 compared to $7.0 million in the same period of 2005. Investing activities in 2006 included $15.8 million in relation to capital expenditures ($7.5 million in 2005), grants amounting to ($0.2) million (nil in 2005), and ($0.2) million related to other activities (($0.5) million in 2005).

Capital expenditures on mineral properties in the first quarter of 2006 included $11.4 million for the construction of Tasiast project, $3.0 million for the Aguablanca project, $0.1 million for the El Valle and Carlés projects and $1.3 million incurred on other projects.

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated proceeds of $0.9 million in the first quarter of 2006, compared to $0.6 million in the same period of 2005.

Proceeds from bank loans and other long-term liabilities totalled $5.7 million in the first quarter of 2006 (2005 – $1.9 million).

Proceeds from bank loans in 2006 included $4.6 million granted by Barclays Bank to finance the acquisition of Nalunaq ore and that was repaid in April 2006, $0.7 million granted by Barclays Bank to finance VAT and $0.4 million that corresponded to other loans.

Debt repayments amounted to $12.7 million in the three months period ended March 31, 2006, including $6.0 million repaid to Investec and Macquarie banks in respect of the Aguablanca project finance, $1.75 million repaid to Deutsche Bank, $4.4 million repaid to Barclays Bank in respect of the financing for the acquisition of Nalunaq ore collected in December 2005. The balance, $0.6 million, corresponded to other loans.

Gold operations

Operating activities –

Gold operations consumed cash of $4.3 million in the first quarter of 2006 compared to $2.9 million in the same period of 2005. The reason for the poorer performance of the gold operations was the higher costs and lower production at El Valle and Carlés operations, as detailed in the section above.

Net cash consumed in the three months period ended March 31, 2006 by gold operating activities basically comprised cash used of $4.0 million in respect of El Valle and Carlés, $0.2 million in respect of the Tasiast gold project, and $0.1 million in respect of restoration of the gold project in Honduras.

Investing activities –

Investing activities in respect of gold operations consumed $12.5 million in the first quarter of 2006, compared to $2.5 million in the same period of 2005. Investing activities were related to expenditures on mineral properties, of which $11.4 million were related to the construction of the Tasiast gold project in Mauritania, $0.1 million to El Valle and Carlés projects and $1.0 million related to the Salave gold project. In 2005, capital expenditures on mineral properties mainly consisted of $1.1 million in relation to the El Valle and Carlés projects, $1.3 million in relation to the Tasiast project, and $0.1 million in relation to Salave gold project.

Nickel operations

Operating activities –

Operating cash flow from nickel operations amounted to $6.3 million in the first quarter of 2006 compared to a negative $7.1 million in the same period of 2005. There were no sales of nickel concentrate from Aguablanca mine in the first quarter of 2005. Operating cash flow comprised $6.8 million from the Aguablanca nickel project and net of $0.5 million consumed in respect of nickel exploration in the Ossa Morena region.

In addition, trade receivables from sales of nickel concentrate from Aguablanca mine as at March 31, 2006 amounted to $10.4 million. Most of these accounts receivable have been collected in April 2006.

Investing activities –

Investing activities consumed $2.7 million in the three months period ended March 31, 2006 ($3.8 million in the same period of 2005).

Capital expenditures on mineral properties amounted to $3.1 million and $3.4 million in the first quarter of 2006 and 2005, respectively, most of which were related to the Aguablanca nickel project.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $0.2 million in the three months ended March 31, 2006 ($0.6 million in the same period of 2005), basically related to administration and corporate expenses.

Balance Sheet

Total assets increased to $265.9 million as at March 31, 2006, from $249.2 million at end-2005, principally attributable to an increase in the carrying value of mineral properties and trade receivables, partially offset by a lower cash balance and receivables in respect of grants. Cash and cash equivalents decreased by $18.9 million to $34.7 million as a result of the investing expenditures and net repayments of bank loans. Trade receivables increased by $13.4 million as a result of sales of nickel concentrate from Aguablanca mine, most of them collected in April 2006. The book value of mineral properties, net of depreciation, increased to $173.5 million at March 31, 2006 from $157.1 million at December 31, 2005.

The Company’s working capital decreased at the end of first quarter of 2006 to $8.3 million compared to $18.9 million at the end of 2005, due mainly to the reduction in cash and the increase in accounts payable and accrued liabilities, largely as a result of the mark-to-market of derivative financial instruments and accruals recorded in relation to the closure of El Valle and Carlés projects.

Long-term debt was $12.1 million at March 31, 2006, compared to $16.0 million at the end of 2005. The decrease is mainly related to the transfer to short term debt of $4 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project.

Shareholders' equity increased to $147.7 million at the end of first quarter of 2006 from $141.9 million at the end of 2005. The variation is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totalling $0.9 million, a positive foreign currency translation adjustment of $1.9 million due to the appreciation of the Euro relative to the U.S. dollar, and net income of $2.9 million for the year.

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company’s own gold operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three months ended March 31,
	2006		2005
	$000	$/ounce	$000	$/ounce

Mining expenses (a)	5,629	418	6,759	288
Plant expenses (a)	2,078	154	3,593	153
Smelting, refining and transportation (a)	714	53	2,205	94
By-products (a)	(2,100)	(156)	(2,254)	(96)
Variation in inventories of product in progress	1,000	74	—	—
Adjustments:
Reclamation costs	(34)	(2)	115	5
Employee stock options expensed	(25)	(2)	(26)	(1)
Cash cost	7,262	539	10,392	443

Production of gold (ounces)		13,467		23,435

(a)

Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended March 2006, (b)
	$000	$/ounce

Purchase of gold ore (a)	13,545	594
Plant expenses (a)	818	36
Smelting, refining and transportation (a)	—	—
By-products (a)	—	—
Variation in inventories of products in progress	(2,400)	(105)
Cash cost	11,963	525

Production of gold (ounces)		22,798

(a)

Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.

(b)

There was no production from Nalunaq ore during the three months period ended March 31, 2005.

A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended March 31, 2006(b)
	$000	$/lb

Mining expenses (a)	1,870	0.48
Plant expenses (a)	5,636	1.45
Smelting, refining and transportation (a)	11,214	2.87
By-products (a)	(8,841)	(2.27)
Royalties (a)	544	0.14
Variation in inventories of final products (a)	763	0.20
Adjustments:
Reclamation costs	(21)	(0.01)
Employee stock options expensed	(16)	(0.00)
Cash cost	11,149	2.86

Production of nickel (lb 000)		3,541
Sales of nickel (lb 000)		3,898

(a)

Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.

(b)

There were no sales of nickel concentrate during the three months ended March 31, 2005.

Cash provided by (used in) operating activities before changes in working capital data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash provided by (used in) operating activities before changes in working capital to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

$000	Three months ended March 31,
	2005	2006

Cash provided by (used in) operating activities	1,832	(10,591)
Adjustments:
Changes in components of working capital (a)	10,220	6,911
Cash provided by (used in) operating activities before changes in components of working capital	12,052	(3,680)

(a)

Refer to the Consolidated statements of cash flows for the three months periods ended March 31, 2006 and 2005.

Outstanding Shares

Common shares issued and outstanding as at May 10, 2006 are as follows:

Shares Amount
# $

Balance, March 31, 2006 160,323,513 239,084,100
Issuances of cash
Exercise of employee stock options 224,000 187,900
Non-cash issuance
Exercise of employee stock options — 101,100
Balance, May 10, 2006 160,547,513 239,373,100

There were no changes in the number of stock options and warrants outstanding from March 31 to May 10, 2006, except for the exercise of employee stock options shown in the table above.

Outlook

2006 is expected to be a turn around year for Rio Narcea with the bases set for long term growth.  Cash generated by the Aguablanca nickel mine is expected to increase significantly during the year as the benefits of plant modifications are derived. Construction of the Tasiast gold project will continue through 2006 and will provide the Company with significant low cost gold production commencing in 2007.

The El Valle and Carlés gold operations in northern Spain will be closed by the end of 2006, while legal proceedings have commenced against the Regional Government of Asturias seeking reversal of its decision not to authorize the “change in land use” required to develop the Salave gold deposit or, alternatively, seeking compensation for major damages incurred.

Rio Narcea will actively pursue new business opportunities during 2006 and beyond, in addition to its exploration for gold, nickel and copper on its large land packages in the Iberian Peninsula and Mauritania, West Africa.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the  Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(stated in U.S. dollars) (unaudited)

March 31, December 31,
2006 2005
$ $

ASSETS
Current
Cash and cash equivalents 34,742,400 53,623,700
Restricted cash 2,218,100 2,191,100
Inventories 11,329,300 10,075,400
Stockpiled ore 3,621,400 4,167,700
Accounts receivable
Government grants (note 3) 3,187,100 3,521,200
VAT and other taxes 6,579,700 3,831,800
Trade receivables 16,431,400 2,982,000
Other current assets (note 5) 8,515,000 5,484,700
Current portion of deferred derivative loss (note 11) 1,989,300 2,339,200
Total current assets 88,613,700 88,216,800
Mineral properties, net (note 4) 173,538,900 157,147,600
Other assets (note 5) 3,719,900 3,852,700
265,872,500 249,217,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest (note 6) 5,739,700 4,799,700
Accounts payable and accrued liabilities (note 7) 65,105,000 51,368,100
Current portion of long-term debt (note 6) 9,487,200 13,122,900
Total current liabilities 80,331,900 69,290,700
Other long-term liabilities (note 8) 17,971,600 14,538,500
Long-term debt (note 6) 12,107,200 15,982,100
Future income tax liabilities 7,395,000 7,179,300
Total liabilities 117,805,700 106,990,600

Non-controlling interest 355,400 332,600

Shareholders' equity
Common shares (note 9) 239,084,100 237,001,700
Contributed surplus (note 9) 4,073,900 3,538,600
Employee stock options (note 10) 7,253,100 8,422,800
Non-employee stock options and warrants (note 9) 10,386,700 10,386,700
Defiance warrants (note 9) 1,393,100 1,786,200
Common share purchase options related to debt (note 9) 3,154,500 3,154,500
Deficit (119,763,800) (122,669,900)
Cumulative foreign exchange translation adjustment 2,129,800 273,300
Total shareholders' equity 147,711,400 141,893,900
265,872,500 249,217,100

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:                /s/ Ruper Pennant-Rea                            /s/ Chris von Christierson

Rupert Pennant-Rea

Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in U.S. dollars) (unaudited)

Three months ended
March 31,
2006 2005
$ $
(restated –
see note 2)
REVENUES
Sales – Gold operations (note 13) 7,082,900 9,030,300
Sales – Gold operations – Nalunaq ore (note 13) 13,110,500 —
Sales – Nickel operations (note 13) 27,207,600 —
47,401,000 9,030,300

EXPENSES
Cost of sales – Gold operations (a) (note 14) (8,015,400) (9,587,200)
Cost of sales – Gold operations – Nalunaq ore (a) (note 14) (12,372,600) —
Cost of sales – Nickel operations (note 14) (a) (9,425,700) —
Depreciation and amortization expenses (2,910,000) (1,135,700)
Exploration costs (1,337,700) (1,960,000)
Administrative and corporate expenses (1,457,300) (2,175,300)
Accrual for closure of El Valle and Carlés (168,000) —
Other income 196,300 402,100
Interest income 342,900 321,900
Foreign currency exchange gain (loss) 996,300 (4,424,200)
Interest expense and amortization of financing fees (398,800) (200,100)
Derivatives loss (note 11) (9,738,000) (5,335,000)
(44,288,000) (24,093,500)
Income (loss) before income tax 3,113,000 (15,063,200)
Income tax (expense) benefit (215,700) (266,200)
Net income (loss) before non-controlling interest 2,897,300 (15,329,400)
Non-controlling interest 8,800 —
Net income (loss) 2,906,100 (15,329,400)

Deficit, beginning of period (122,669,900) (80,545,200)
Deficit, end of period (119,763,800) (95,874,600)

Net income (loss) per share – basic 0.02 (0.10)
Net income (loss) per share – diluted 0.02 (0.10)
Weighted average common shares
outstanding – basic (note 9) 159,867,478 157,460,315
Weighted average common shares
outstanding – diluted (note 9) 161,460,385 157,460,315

The accompanying notes are an integral part of these consolidated financial statements.

(a) Exclusive of items shown separately below.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in U.S. dollars) (unaudited)

Three months ended
March 31,
2006 2005
$ $
(restated –
see note 2)
OPERATING ACTIVITIES
Net income (loss) 2,906,100 (15,329,400)
Add (deduct) items not requiring cash
Depreciation and amortization 2,910,100 1,135,700
Amortization of deferred financing fees and
prepaid expenses 34,700 39,100
Accretion of provision for site restoration 54,700 59,000
Foreign exchange (934,900) 5,251,100
Non-cash derivatives loss (note 11) 6,791,800 4,818,000
Shared-based compensation (note 10) 154,200 233,500
Non-controlling interest 8,800 —
Future income taxes 215,700 266,200
Restoration expenditures (89,200) (152,900)
Changes in components of working capital
Inventories (994,500) (5,816,900)
Stockpiled ore 610,500 —
Government grants 210,300 (5,886,300)
VAT and other taxes (2,635,700) (3,807,100)
Trade receivables (13,449,400) (1,238,100)
Other current assets 397,800 857,100
Accounts payable and accrued liabilities 5,640,800 8,979,900
Cash provided by (used in) operating activities 1,831,800 (10,591,100)

INVESTING ACTIVITIES
Expenditures on mineral properties (15,790,800) (7,521,600)
Grants received 210,400 —
Restricted cash 27,900 235,500
Long-term deposits and restricted investments 154,200 303,000
Cash used in investing activities (15,398,300) (6,983,100)

FINANCING ACTIVITIES
Proceeds from issue of common shares (note 9) 900,700 644,500
Proceeds from bank loans and other
long-term liabilities (note 6) 5,742,500 1,906,000
Financing fees on bank loans — (30,100)
Repayment of bank loans (note 6) (12,701,700) (226,700)
Cash provided by (used in) financing activities (6,058,500) 2,293,700
Foreign exchange gain (loss) on cash and cash equivalents
held in foreign currency 743,700 (4,614,200)
Net decrease in cash during the period (18,881,300) (19,894,700)
Cash and cash equivalents,
beginning of period 53,623,700 81,888,800
Cash and cash equivalents, end of period 34,742,400 61,994,100
Supplemental cash flow information
Interest paid in cash 732,700 339,600
Income taxes paid in cash — —

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

1.

NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

Year
of
incorporation /
acquisition Participation

Río Narcea Gold Mines, S.A. (“RNGM, S.A.”) 1994 100%
Naraval Gold, S.L. (“Naraval”) 1999 100%
Río Narcea Recursos, S.A. (“RNR, S.A.”) 2001 100%
Exploraciones Mineras del Cantábrico, S.L. (“EMC”) 2003 95%
Río Narcea Nickel, S.A. (“RNN, S.A.”) 2003 100%
Geomaque de Honduras, S.A. de C.V. 2004 100%
Tasiast Mauritanie Ltd. 2004 100%
Tasiast Mauritanie Ltd. S.A. 2004 100%
Río Narcea Logística, S.L. 2006 100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In February 2006, the Company decided to proceed with the closure of the El Valle and Carlés gold mines. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Construction of the Aguablanca mine and plant was completed in the fall of 2004, with commissioning and commercial production commenced thereafter. In September 2004, the Company completed the acquisition of Defiance Mining Corporation, including the Tasiast gold project in Mauritania that had received a bankable feasibility study in April 2004. Construction of the project started in August 2005 (refer to note 4).

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel mine.

2.

BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements. In addition, the Company has restated the comparative unaudited interim consolidated financial statements to conform to the accounting policy for capitalization of interests described in the audited consolidated financial statements for the year ended December 31, 2005. The impact of the reclassification and restatement for the three months period ended March 31, 2005 is as follows:

As Restatement
originally for capitalization As
reported Reclassification of interest Restated
$ $ $ $

Consolidated statements of operations-
Revenues 8,919,900 110,400 — 9,030,300
Expenses (25,047,700) (110,400) 1,064,600 (24,093,500)
Income (loss) before income tax (16,127,800) — 1,064,600 (15,063,200)
Income tax expense — — (266,200) (266,200)
Net income (loss) before non-controlling
interest (16,127,800) — 798,400 (15,329,400)
Non-controlling interest — — — —
Net income (loss) (16,127,800) — 798,400 (15,329,400)
Net income (loss) per share-
Basic (0.10) — 0.00 (0.10)
Diluted (0.10) — 0.00 (0.10)

Consolidated statements of cash flows-
Cash provided by (used in)
operating activities (11,074,900) — 483,800 (10,591,100)
Cash used in investing activities (6,499,300) — (483,800) (6,983,100)
Cash provided by financing activities 2,293,700 — — 2,293,700
Foreign exchange loss on cash and
cash equivalents held in
foreign currency (4,614,200) — — (4,614,200)
Net decrease in cash
during the period (19,894,700) — — (19,894,700)

3.

GOVERNMENT GRANTS

At March 31, 2006, Grants receivable comprise $3,187,100 that correspond to a portion of the grant obtained from the Spanish Ministry of the Economy for the construction for the Aguablanca mine, totalling $10,024,600. The balance is expected to be collected in 2006.

4.

MINERAL PROPERTIES

As at March 31, 2006, Mineral properties consisted of the following:

Translation
adjustment
due to
December 31, Additions/ currency March 31,
2005 (amortization) exchange 2006
$ $ $ $

Cost-
Mining properties and development
Mining rights 69,906,300 — 558,000 70,464,300
Development 51,326,900 95,900 1,275,600 52,698,400
Other (a) 4,239,300 (30,400) 107,200 4,316,100
Land, buildings and equipment 148,986,200 16,509,100 3,479,900 168,975,200
Grants, net of
Amortization (9,622,600) 214,100 (242,500) (9,651,000)
Cost 264,836,100 16,788,700 5,178,200 286,803,000

Accumulated depreciation

  and amortization-

Mining properties and development

Mining rights (2,876,500) (310,200) (74,900) (3,261,600)
Development (39,773,700) (361,900) (1,010,400) (41,146,000)
Other (a) (222,000) (93,700) (6,200) (321,900)
Land, buildings and equipment (64,816,300) (2,063,300) (1,655,000) (68,534,600)
Accumulated depreciation
and amortization (107,688,500) (2,829,100) (2,746,500) (113,264,100)
Total 157,147,600 13,959,600 2,431,700 173,538,900

 (a) “Other” comprises patents, licenses, software and rights in capital lease assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Tasiast project.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $243,500 and $41,600, respectively, as at March 31, 2006 ($237,500 and $25,700 as at December 31, 2005).

5.

OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

March 31, December 31,
2006 2005
$ $

Derivative financial instruments (note 11) 7,554,700 4,230,000
Payments on account to suppliers 712,100 993,300
Prepaid expenses 46,500 98,500
Other 201,700 167,000
Valuation allowances — (4,100)
8,515,000 5,484,700

Other assets are comprised of the following:

March 31, December 31,
2006 2005
$ $

Derivative financial instruments (note 11) 189,400 4,500
Long-term deposits and restricted investments 1,038,200 1,164,000
Deferred financing fees 883,900 1,123,200
Prepaid expenses 476,900 499,100
Long-term investments in traded securities 1,131,500 1,061,900
3,719,900 3,852,700

6.

LOAN AGREEMENTS

Loan agreements schedule at March 31, 2006 is as follows:

US$ Outstanding
Currency Final Maturity Short-term Long-term
$ $

Investec and Macquarie US$ August 21, 2008 9,000,000 5,327,400
Ministry of Industry, Commerce
and Tourism Euros December 15, 2017 — 6,048,000
Barclays Bank (b) US$ May 06, 2006 4,617,000 —
Barclays Bank (d) Euros July 31, 2006 741,700 —
Industrial and Technological
Development Centre (a) Euros March 31, 2007 316,400 —
Barclays Bank Euros May 05, 2015 28,200 264,300
Ministry of the Economy (a) Euros January 1, 2012 46,100 230,500
BNP Paribas (c) Euros June 05, 2008 65,300 85,600
Ministry of Industry, Commerce
and Tourism (a) Euros October 31, 2011 20,800 103,900
Official Credit Institute Euros May 15, 2011 10,400 47,500
Accrued interest payable Euros 381,000 —
15,226,900 12,107,200

(a) This loans are used to finance research projects to be performed by the Company.

(b) This loan is related to the prepayments made to Nalunaq in relation to the gold ore acquired in February 2006.

(c) Capital lease obligation with interest of 5.5% and repayment schedule as follows: 2006 - $49,000, 2007 - $65,300 and 2008 - $36,700.

(d) This loan matures upon the collation of VAT related to the Aguablanca mine and the El Valle and Carlés mines.

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

Interest expense accrued on indebtedness initially incurred for a term of more that one year amounted to $363,000 and $593,200 for the three months periods ended March 31, 2006 and 2005, respectively.

7.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

March 31, December 31,
2006 2005
$ $

Suppliers 35,091,600 27,401,500
Personnel 2,031,000 2,171,600
Income taxes 30,200 30,200
Other taxes 852,100 1,401,300
Derivative financial instruments (note 11) 21,481,400 14,858,200
Accrual for closure of El Valle and Carlés 4,029,500 3,845,800
Monesterio Council 1,322,500 1,289,800
Other 266,700 369,700
65,105,000 51,368,100

In February 2006, the Board of Directors of the Company decided to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. The closure will be conducted in an orderly manner and will occur during 2006. Restoration activities will last for a longer period and the plant will be put in care and maintenance during an undetermined period of time.

Closure costs, including the statutory employee severance payments, amount to $4,029,500 and $3,845,800 as at March 31, 2006 and December 31, 2005, respectively (€3,331,300 and €3,260,000, respectively), which have been accrued. During the three months period ended March 31, 2006, the Company has accrued additional $168,000 (€139,800), which have been recorded as Accrual for closure of El Valle and Carlés in the consolidated statements of operations and deficit. Also, payments of $82,300 (€68,500) have been made during the period to employees that were made redundant.

8.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

March 31, December 31,
2006 2005
$ $

Provision for site restoration 4,045,500 3,993,200
Ministry of the Economy 2,126,800 2,074,300
Derivative financial instruments (note11) 11,799,300 8,471,000
17,971,600 14,538,500

9.

SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol RNG and on the American Stock Exchange (“AMEX”) (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

Shares Amount
# $

Balance, December 31, 2005 159,742,175 237,001,700
Issuances of cash
Exercise of employee stock options (note 10) 581,333 900,700
Non-cash issuances
Exercise of employee stock options (note 10) — 1,181,700
Other (a) 5 —
Balance, March 31, 2006 160,323,513 239,084,100

(a)

The adjustment of 5 common shares is related to the shares allocated to the acquisition of Defiance in September 2004.

Contributed surplus

Details of contributed surplus are as follows:

Amount
$

Balance, December 31, 2005 3,538,600
Employee stock options expired (note 10) 142,200
Defiance warrants expired 393,100
Balance, March 31, 2006 4,073,900

Non-Employee stock options and warrants

There have been no variations in the non-employee stock options and warrants during the three months period ended March 31, 2006. Non-employee stock options and warrants outstanding as at March 31, 2006 are summarized as follows:

Number of Number of Weighted
options and options and average Accounted
warrants warrants Exercise remaining Fair
outstanding vested price life Value
(CDN$) (Years) (US$)

22,075,000 22,075,000 5.00 2.5 10,386,700
22,075,000 22,075,000 5.00 2.5 10,386,700

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at March 31, 2006 were exercised, would amount to CDN$110.4 million (approximately $94.7 million).

Shares issuable upon exercise of Defiance warrants

The following is a continuity schedule of Defiance warrants (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Average
Options and exercise
warrants Amount price
# $ CDN$

Balance, December 31, 2005 4,119,082 1,786,200 3.86
Warrants expired (1,187,501) (393,100) 4.18
Balance, March 31, 2006 2,931,581 1,393,100 3.73

Defiance warrants outstanding as at March 31, 2006 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of Number of Weighted Accounted
warrants warrants Exercise average fair
outstanding vested price remaining life value
CDN$ Years US$

310,930 310,930 2.73 0.2 214,200
2,209,622 2,209,622 3.78 0.2 1,017,300
411,029 411,029 4.20 0.2 161,600
2,931,581 2,931,581 3.73 0.2 1,393,100

Funds that would be received by the Company if all the Defiance warrants outstanding as at March 31, 2005 were exercised, would amount to CDN$10.9 million (approximately $9.4 million).

Common share purchase options related to debt

There have been no variations in the common share purchase options related to debt during the three months period ended March 31, 2006. Common share purchase options related to debt outstanding as at March 31, 2006 are summarized as follows:

Number of Number of Weighted Accounted
options options Exercise average fair
outstanding vested price remaining life value
CDN$ (a) Years US$

1,750,000 1,750,000 1.16 0.6 501,400
3,493,251 3,493,251 1.66 2.4 2,653,100
5,243,251 5,243,251 1.50 1.8 3,154,500

 (a)  Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on March 31, 2006.

Funds that would be received by the Company if all the Common share purchase options related to debt outstanding as at March 31, 2005 were exercised, would amount to CDN$7.8 million (approximately $6.8 million).

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at March 31, 2006 were exercised or converted:

Number of shares
Common shares outstanding at March 31, 2006 160,323,513
Options to purchase common shares
Non-employee stock options and warrants 22,075,000
Shares issuable upon exercise of Defiance warrants 2,931,581
Common shares purchase options related to debt 5,243,251
Employee stock options 6,880,658
197,454,003

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

March 31 March 31
2006 2005
Basic income (loss) per share computation
Numerator:
Net income (loss) $ 2,906,100 $ (15,329,400)
Net income (loss) applicable to common shares $ 2,906,100 $ (15,329,400)
Denominator:
Weighted average common shares outstanding 159,867,478 157,460,315
Total 159,867,478 157,460,315
Basic income (loss) per common share $ 0.02 $ (0.10)

Diluted income (loss) per share computation
Numerator:
Net income (loss) $ 2,906,100 $ (15,329,400)
Net income (loss) applicable to common shares,
assuming dilution $ 2,906,100 $ (15,329,400)
Denominator:
Weighted average common shares outstanding 159,867,478 157,460,315
Dilutive effect of:
Non-employee stock options and warrants — —
Defiance warrants — —
Common share purchase options related to debt 1,176,508 —
Employee stock options 416,399 —
Total 161,460,385 157,460,315
Diluted income (loss) per common share $ 0.02 $ (0.10)

10.

EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company’s 1994, 1996 and 2005 employee stock option plans (each, an “ESOP”):

Weighted
Number of average exercise
options Amount price
# $ CDN$

Balance, December 31, 2005 6,173,656 8,422,800 2.29
Options granted 1,400,000 — 2.08
Expenses accrued — 154,200 —
Options exercised (581,333) (1,181,700) 1.81
Options expired (111,665) (142,200) 2.76
Balance, March 31, 2006 6,880,658 7,253,100 2.28

Of the total number of options reflected in the foregoing table, 860,000 relate to the 1994 ESOP, 4,047,334 relate to the 1996 ESOP, 1,570,000 relate to the 2005 ESOP and 403,324 relate to the replacement options issued in relation to the acquisition of Defiance.

Funds that would be collected by the Company if all the employee stock options outstanding as at March 31, 2005, were exercised, would amount to CDN$15.7 million (approximately $13.4 million).

The Company granted 1,400,000 options during the three months period ended March 31, 2006 (no options had been granted during the three months period ended March 31, 2005). The following assumptions have been used for the options granted: 5.0 years expected term, 65% volatility, 5.2% risk-free interest rate and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $1,494,300.

11.

DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at March 31, 2006 is as follows:

Transaction Underlying Asset Term Amount Exercise price

March 31, 2006
Purchase of put options Gold 2006 6,960 oz. $280/oz.
Purchase of put options Gold 2006 89,420 oz. €300/oz.
Sale of call options Gold 2006 4,776 oz. $365/oz.
Purchase of call options Gold 2006 4,776 oz. $365/oz.
Sale of call options Gold 2006 61,354 oz. €405/oz.
Purchase of call options Gold 2006 61,354 oz. €405/oz.
Sale of forwards Gold 2006 7,751 oz. $301/oz.
Sale of forwards Copper 2006–2008 5,425 Tn. €1,831/Tn.
Sale of forwards Copper 2006–2008 5,425 Tn. €1,875/Tn.
Sale of forwards US$ 2006–2008 11,692,500 US$ $1.22/Euro

As at March 31, 2006, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

Deferred
derivative Change in
loss fair value
charged during
December 31, to the March 31,
2005 expenses period 2006
$ $ $ $

Other current assets
(note 5) 4,230,000 — 3,324,700 7,554,700
Other assets (note 5) 4,500 — 184,900 189,400
Accounts payable and
accrued liabilities (note 7) (14,858,200) — (6,623,200) (21,481,400)
Other long-term
liabilities (note 8) (8,471,000) — (3,328,300) (11,799,300)
(19,094,700) — (6,441,900) (25,536,600)

Current portion of
deferred expenses 2,339,200 (349,900) — 1,989,300
2,339,200 (349,900) — 1,989,300
(16,755,500) (349,900) (6,441,900) (23,547,300)

The change in the fair value of the derivatives during the three months period ended March 31, 2006, which amounted to losses of $6,441,900, is recorded as derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $3,296,100 upon maturity of derivative financial instruments during the three months period ended March 31, 2006.

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

12.

SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended March 31,
($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Sales 20,193 9,030 27,208 — — — 47,401 9,030
Cost of sales (a) (20,388) (9,587) (9,426) — — — (29,814) (9,587)
Other income (expenses) (2,768) (2,392) (11,712) (8,682) 6 (3,432) (14,474) (14,506)
Income (loss) before income tax (2,963) (2,949) 6,070 (8,682) 6 (3,432) 3,113 (15,063)
Income tax (expense) benefit (216) (266) — — — — (216) (266)
Net income (loss) before
non-controlling interest (3,179) (3,215) 6,070 (8,682) 6 (3,432) 2,897 (15,329)
Non-controlling interest 9 — — — — — 9 —
Net income (loss) (3,170) (3,215) 6,070 (8,682) 6 (3,432) 2,906 (15,329)

(a) Except items shown separately below.

Balance sheet

($000) Gold Nickel Corporate Consolidated
March 31, Dec. 31, March 31, Dec. 31, March 31, Dec. 31, March 31, Dec. 31,
2006 2005 2006 2005 2006 2005 2006 2005

Current assets 40,524 35,268 31,756 24,444 16,334 28,505 88,614 88,217
Mineral properties, net 93,046 77,863 79,006 77,985 1,487 1,299 173,539 157,147
Other assets 1,394 1,320 2,310 2,517 15 16 3,719 3,853
Total assets 134,964 114,451 113,072 104,946 17,836 29,820 265,872 249,217

Current liabilities 40,987 32,205 37,692 35,555 1,653 1,531 80,332 69,291
Total liabilities 52,642 43,622 63,247 61,573 1,917 1,796 117,806 106,991
Non-controlling interest 355 332 — — — — 355 332
Shareholders’ equity and
intercompany debt 81,967 70,497 49,825 43,373 15,919 28,024 147,711 141,894
Total liabilities and
shareholders’ equity 134,964 114,451 113,072 104,946 17,836 29,820 265,872 249,217

Statements of Cash Flows

Three months periods ended March 31,
($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Cash provided by (used in)
operating activities (4,269) (2,855) 6,348 (7,103) (247) (633) 1,832 (10,591)
Cash used in investing activities (12,473) (2,458) (2,725) (3,761) (200) (764) (15,398) (6,983)
Cash provided by (used in)
financing activities and
intercompany transactions 12,350 (386) (6,119) 3,157 (12,289) (478) (6,058) 2,293
Foreign exchange gain (loss) on
cash and cash equivalents held
in foreign currency 316 (451) (141) (1,653) 568 (2,510) 743 (4,614)
Net decrease in cash
and cash equivalents during
the period (4,076) (6,150) (2,637) (9,360) (12,168) (4,385) (18,881) (19,895)
Cash and cash equivalents,
beginning of period 13,598 15,343 11,982 13,752 28,044 52,794 53,624 81,889
Cash and cash equivalents,
end of period 9,522 9,193 9,345 4,392 15,876 48,409 34,743 61,994

13.

SALES

The detail of sales for the three months period ended March 31, 2006 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 5,665,100 13,110,500 28,969,200 47,744,800
By-products (b) 2,100,300 — 8,840,800 10,941,100
Smelting, refining and
transportation paid to
third parties (682,500) — (10,602,400) (11,284,900)
7,082,900 13,110,500 27,207,600 47,401,000

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the three months period ended March 31, 2005 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 8,919,900 — — 8,919,900
By-products (b) 2,254,300 — — 2,254,300
Smelting, refining and
transportation paid to
third parties (2,143,900) — — (2,143,900)
9,030,300 — — 9,030,300

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

14.

COST OF SALES

The detail of cost of sales for the three months period ended March 31, 2006 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 5,629,000 — 1,870,100 7,499,100
Purchase of gold ore — 13,544,700 — 13,544,700
Plant expenses 2,077,700 818,000 5,636,200 8,531,900
Smelting, refining and
transportation 31,500 — 611,800 643,300
Royalties — — 544,400 544,400
Variation in inventories of
final products 277,200 (1,990,100) 763,200 (949,700)
8,015,400 12,372,600 9,425,700 29,813,700

The detail of cost of sales for the three months period ended March 31, 2005 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations(a) Total
$ $ $ $

Mining expenses 6,758,800 — 1,609,800 8,368,600
Purchase of gold ore — — — —
Plant expenses 3,593,300 — 2,320,100 5,913,400
Smelting, refining and
transportation 60,900 — 198,400 259,300
Royalties — — — —
Variation in inventories of
final products (825,800) — (4,128,300) (4,954,100)
9,587,200 — — 9,587,200

(a) As at March 31, 2005, all the nickel concentrate produced was recorded as inventories of final products, since no sales were made during the quarter. The value allocated to the nickel concentrate was equal to the costs incurred to produce it.